(As filed on October 2, 2003)

File No. 70-10140

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1/A

Amendment No. 1
to
APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

(Names of companies filing this statement and addresses of principal executive offices)
_____________________________________________________

None

(Name of top registered holding company parent of each applicant or declarant)
_______________________________________________________

James F. Stutts
Vice President and General Counsel
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

(Name and address of agent for service)
________________________________________________________

The Commission is requested to mail copies of all orders, notices and other communications to:

Sharon L. Burr Senior Counsel Dominion Resources, Inc. 120 Tredegar Street Richmond, VA 23219

The Application-Declaration filed in this proceeding on June 23, 2003 is hereby amended and restated in its entirety to read as follows:

Item 1. Description of Proposed Transaction.

A. Background.

Dominion Resources, Inc., a registered holding company (the "Applicant"), herein requests approval from the Commission pursuant to Sections 9(a)(1) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") to acquire a membership interest in PowerTree Carbon Company, LLC (the "Company"), a Delaware limited liability company formed to facilitate investments by the Applicant and other energy companies in forestation projects in the Lower Mississippi River Valley, and possibly other sites, as a means for removing carbon dioxide (CO2) from the atmosphere. The Applicant proposes to acquire such membership interest either directly or indirectly through one or more subsidiaries, including a new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest.

The Applicant directly owns all of the outstanding common stock of Virginia Electric and Power Company (the "Utility Subsidiary"). The Utility Subsidiary provides retail and wholesale electric service to approximately 2.2 million retail customers, including governmental agencies in parts of Virginia and northern North Carolina and to wholesale customers such as rural electric cooperatives, municipalities, power marketers and other utilities. The Utility Subsidiary and other non-regulated generating subsidiaries of the Applicant own all or portions of over 38 electric generating plants in the United States having a combined generating capability of approximately 19,927 megawatts (MW).

The Company has been formed under the sponsorship of the electric utility sector in cooperation with the Department of Energy ("DOE"). The Company is part of an industry-wide effort to voluntarily address climate change through measures designed to reduce greenhouse gas emissions in response to President Bush's recent "Climate VISION" plan, or Climate, Voluntary Innovative Sector Initiatives: Opportunities Now. Climate VISION is the first step in the President's policy of encouraging industry to produce voluntary cuts in greenhouse gas emissions. One proven means for reducing greenhouse gases is to use trees to remove CO2 from the atmosphere and store it in tree biomass and roots and soil. The Bush Administration is considering, as part of its Global Climate Change program, the creation of transferable emission reduction credits for measures which reduce greenhouse gas emissions.

The Company has obtained commitments totaling $3,275,000 from approximately 25 electric utilities, electric utility holding companies and other energy concerns that will be used to fund six forestation projects located in Louisiana, Mississippi and Arkansas. These projects will provide multiple environmental benefits, including removing from the atmosphere and storing over 2 million tons of CO2 over the projects' 100-year lifetimes. Other benefits will include: restoring habitat for birds and animals; reducing fertilizer inputs to waters; and

stabilizing soils. Two of the projects will involve purchase and donation of land to the U.S. Fish & Wildlife Service, while other projects will involve obtaining easements for tree planting on private land. The contributions of the members to the Company will be utilized for land acquisition and to pay the cost of planting tree seedlings. It is estimated that these projects will provide carbon benefits of more than 400 and 450 tons of CO2 per acre by years 70 and 100, respectively, at a cost of less that $2.00 per ton.

Unlike some earlier forestation projects that U.S. electricity generators have supported in the past, the Company is being formed as a for-profit limited liability company ("LLC"), which it is believed will allow carbon or CO2 reduction credits, if and when they become available, to be more readily transferred. The LLC structure will also allow the members of the Company to take advantage of tax benefits of land donation. Nevertheless, although formed as a for-profit LLC, the Company is essentially a passive medium for making investments in projects that are not expected to have any operating revenues, and will not engage in any active business operations.

The Applicant is also requesting authorization pursuant to Section 12(f) of the Act to sell all or a portion of its membership interest in the Company at any time to any of its associate companies. Any sale by the Applicant of its membership interest in the Company to an associate company shall be for an amount equal to the Applicant's investment or pro rata share thereof in the case of a sale of a portion of the Applicant's membership interest. No sale to an associate company that requires approval by any other regulatory commission shall take place until such approval has been obtained.

B. Capital Contribution Commitments of Initial Members.

The Applicant is one of eleven registered holding companies that have committed, either directly or through subsidiaries, to make capital contributions to the Company. The others are Ameren Corporation, American Electric Power Company, Inc., Cinergy Corp., Entergy Corporation, Exelon Corporation, FirstEnergy Corp., Great Plains Energy Incorporated, PEPCO Holdings, Inc., Progress Energy, Inc., and Xcel Energy, Inc. Other energy companies that have committed to make capital contributions are: Arizona Public Service Company (a subsidiary of Pinnacle West Capital Corporation), The Detroit Edison Company, Diversified Lands LLC (a subsidiary of CLECO Corporation), Duke Energy Corporation, Oglethorpe Power Corporation, Oklahoma Gas & Electric Company (a subsidiary of OGE Energy Corp.), Peabody PowerTree Investments, LLC (a subsidiary of Peabody Energy Corporation), Public Service Electric and Gas Company, PNM Resources, Inc. (the parent of Public Service Company of New Mexico), Reliant Resources, Inc., Tennessee Valley Authority, TXU Generation Company LP (a subsidiary of TXU Corp.), We Energies (the trade name of Wisconsin Electric Power Company and Wisconsin Gas Company), and Wisconsin Public Service Corporation. The amount of the commitments of the eleven registered holding companies is as follows:

Name of Registered Holding Company	Total Capital Contribution Commitment	Percentage Interest in Company
Ameren Corp.	$100,000	3.05%
American Electric Power Co.	$300,000	9.16%
Cinergy Corp.	$100,000	3.05%
Dominion Resources, Inc.	$100,000	3.05%
Entergy Corp.	$100,000	3.05%
Exelon Corp.	$100,000	3.05%
FirstEnergy Corp.	$100,000	3.05%
Great Plains Energy Inc.	$ 50,000	1.53%
PEPCO Holdings, Inc.	$ 50,000	1.53%
Progress Energy, Inc.	$100,000	3.05%
Xcel Energy, Inc.	$100,000	3.05%
Total	$1,200,000	36.64%

                In the aggregate, the capital contribution commitments of the eleven registered holding companies represent approximately 36.6% of the commitments of all of the initial members.

                C. Principal Terms of Operating Agreement.

Under the Company's Operating Agreement (Exhibit A hereto) (the "Operating Agreement"), the business and affairs of the Company shall be managed by its Board of Managers. Each member that commits to make a capital contribution of at least $100,000 is entitled to appoint one representative to the Board of Managers. In general, actions by the Board of Managers may be taken by a majority of the managers present at a meeting. However, certain actions of the Board of Managers or of any individual manager or any officer require authorization by a two-thirds vote of the full board. These include, among others actions: the sale, exchange or other disposition of any of the assets of the Company greater that $20,000 in value; the commencement of a voluntary bankruptcy proceeding; the declaration or making of any distributions to members; the incurrence of any indebtedness by the Company; capital expenditures exceeding $20,000; and the acquisition or lease of any real property and any sale of, donation, lease or sublease affecting real property owned by the Company.

New members may be admitted to the Company only upon the unanimous approval of the then existing members. Upon admission of any new member, the percentage interests of existing members shall be reduced accordingly. A member may transfer all or a portion of its membership interest only upon receiving approval of two-thirds of the existing members, except that, without the prior approval of the other members, a member may transfer all or a part of its membership interest to an affiliate of such member or to any other member. A two-thirds vote of the members is also required for the election of officers of the Company. The members have equal voting rights, regardless of their percentage interests in the Company (as shown in the table above).

The Operating Agreement provides that, so long as any member is a registered holding company or subsidiary company thereof, any voting rights in the Company received or otherwise obtained by such member equal to or exceeding 10% of the total outstanding voting rights in the Company shall be automatically (and without any requirement for consent on the part of the affected member) allocated to the other members in equal portions such that no registered holding company member will hold 10% or more of voting rights in the Company. In addition, any member may elect to limit its voting rights to less than 5% of the total voting rights in the Company, in which case the voting rights of such member or members equal to or exceeding 5% of the total voting rights in the Company would be automatically allocated in equal portions to the other members.

The Operating Agreement further provides that each member (or its designee(s) or transferee(s)) shall be entitled to claim a pro rata share of all carbon that is determined to be sequestered by the Company's efforts to which legal rights, if any, have been obtained ("Carbon Reductions") based on the member's percentage interest in the Company. A member may generally utilize such member's share of any Carbon Reductions in connection with its participation in any greenhouse gas reporting or regulatory program or transfer or assign such Carbon Reductions to one or more other persons.

Item 2. Fees, Commissions and Expenses.

The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

Item 3. Applicable Statutory Provisions.

A. General.

Sections 9(a)(1) and 10 of the Act are applicable to the proposed acquisition of a membership interest in the Company, as well as to the acquisition of the securities of any new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest. The subsequent sale of all or a portion of the membership interest in the Company acquired by the Applicant to any associate company thereof is subject to Section 12(f) of the Act.

B. Standards of Sections 9(a) and 10.

The transaction proposed herein involves an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and is therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission and the courts have interpreted these provisions as expressing a Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.1

The Commission has previously authorized new registered holding companies to retain, under the standards of Section 11(b)(1), interests in ventures formed to invest in start-up companies that offer products or services that will generate greenhouse gas emission reductions for submission to the DOE as "Climate Challenge" credits pursuant to Title XVI of the Energy Policy Act of 1992.2 Further, under Rule 58(b)(1)(ii), a registered holding company may, without the need for prior approval by the Commission (subject to certain investment limitations), acquire the securities of companies that engage in the "development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." (Emphasis supplied)

The Applicant's proposed investment in the Company is intended to contribute positively to the national goal of reducing greenhouse gases through voluntary industry specific efforts. The forestation projects that the Company will fund have received strong backing from the DOE, Department of Agriculture and Department of Interior. Moreover, the proposed investment in the Company will provide the Applicant with a means to obtain carbon or CO2 reduction credits, if and when such credits become available.

_______________________________________

1 See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-365 (1970), aff'd 444 F.2d 913 (D.C.Cir.1971).

2 See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000); and CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000).

C. Compliance with Rule 54.

The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

DRI currently meets all of the conditions of Rule 53(a), except for clause (1). At June 30, 2003, DRI's "aggregate investment", as defined in Rule 53(a)(1), in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs"), was approximately $4,204.7 million (of which approximately $4,196.5 million was in EWGs). With respect to Rule 53 (a) (1), however, the Commission has determined that DRI's financing of its investment in EWGs and FUCOs in an amount not to exceed 100% of its "average consolidated retained earnings" plus $4.5 billion would not have either of the adverse effects set forth in Rule 53 (c). 3 At June 30, 2003, DRI's "average consolidated retained earnings" were $1,688.1 million, and, therefore, DRI's investment in EWG's and FUCO's continues to be within the authorized limit.

In addition, DRI and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53 (a) and (b), as demonstrated by the following determinations:

(i) The DRI System maintains books and records, and prepares financial statements, in accordance with Rule 53 (a) (2). Furthermore, DRI has undertaken to provide the Commission access to such books and records and financial statements as it may request;

(ii) No more than 2% of the employees of DRI's domestic public utility companies render services at any one time, to its EWGs or FUCOs;

_______________________________________

3 See Dominion Resources, Inc. Holding Company Act Release No. 35-27485, dated December 28, 2001 (the "Rule 53 (c) Order"). DRI continues to assert that its investment in EWGs and FUCOs will not adversely affect the DRI System.

(iii) DRI has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of DRI's public utility subsidiaries;

(iv) Neither DRI nor any subsidiary has been the subject of a bankruptcy or similar proceeding (unless a plan of reorganization has been confirmed in such proceeding);

(v) DRI's "average consolidated retained earnings" for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, DRI did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3% of DRI's consolidated retained earnings.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of DRI's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the DRI System, or an adverse impact on DRI's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53 (c) Order was predicated, in part, upon an assessment of DRI's overall financial condition which took into account, among other factors, DRI's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. In the aggregate DRI's EWG and FUCO investments have been profitable for the period March 31, 2000 through June 30, 2003. DRI's EWG and FUCO investments also were profitable, in the aggregate, for the period from December 31, 2001 through June 30, 2003. As of September 30, 2001, the most recent period for which financial statement information was evaluated in the Rule 53 (c) Order, DRI's consolidated capitalization consisted of 33.4% common equity, 6.4% preferred stock and 60.2% debt (including long and short-term debt and preferred stock). As of June 30, 2003, the consolidated capitalization ratios of DRI, with consolidated debt including all short-term debt and non-recourse debt of its EWGs and FUCOs, were as follows:

As of June 30, 2003
%
Common shareholders' equity	39
Preferred stock	6
Long-term and short-term debt	55

DRI's consolidated retained earnings increased from $1,199 million as of March 31, 2000 to $1,903 million as of June 30, 2003 and grew from $922 million as of December 31, 2001 to $1,903 million as of June 30, 2003. DRI's EWGs and FUCOs have made a positive contribution to earnings by contributing approximately $2,155.2 million in revenues from March 31, 2000 through June 30, 2003, and net income of $498.4 million for the same period. DRI's

EWG and FUCO contributions to revenues and net earnings from December 31, 2001 to June 30, 2003 were $1,248.6 million and $214.6 million, respectively. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to DRI's investments in EWGs and FUCOs has not had an adverse impact on DRI's financial integrity.

Item 4. Regulatory Approval.

No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5. Procedure.

The Commission has published a notice under Rule 23 with respect to the filing of this Application/Declaration (Holding Co. Act Release No. 27699) and no hearing has been requested. The Applicant requests that the Commission issue an order approving the proposed transaction as soon as practicable. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

Item 6. Exhibits and Financial Statements.

A. Exhibits.

A - Draft of Operating Agreement of PowerTree Carbon Company, LLC (Previously filed)

B - None

C - Inapplicable

D - None

E - Inapplicable

F-1 - Opinion of Counsel for the Applicant (Previously filed)

F-2 - Opinion of Morris, James, Hitchens & Williams LLP (Previously filed)

G - Form of Federal Register Notice (Previously filed)

B. Financial Statements.

(Deemed unnecessary because of the de minimis nature of the proposed transaction)

Item 7. Information as to Environmental Effects.

None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended statement to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC. By: /s/ James F. Stutts Name: James F. Stutts Title: Vice President and General Counsel

Date: October 2, 2003